Exhibit 99.10

INTERIM INVESTORS AGREEMENT

This INTERIM INVESTORS AGREEMENT (this “Agreement”), dated as of March 1, 2018, is made and entered by and among (i) Trident Pine Acquisition LP (“Trident”), (ii) K-Z Evergreen, LLC (the “K-Z LLC”), (iii) Evergreen Parent, L.P. (“Parent”), (iv) Evergreen Merger Sub, Inc. (“Merger Sub”), (v) solely for the purposes of Sections 18(a)(i), 18(a)(ii), 18(b)(ii), 18(c), 18(d) and 18(l), Barry D. Zyskind (“BZ”), George Karfunkel and Leah Karfunkel (each, including BZ, a “Stockholder” and, collectively, the “Stockholders”) and (vi) each person who may hereafter execute a counterpart to this Agreement in accordance with the terms of this Agreement (each such person, and each of Trident and K-Z LLC, an “Investor” and collectively, the “Investors”). Each of the foregoing parties is hereinafter referred to individually as a “Party” and, collectively, as the “Parties.”

W I T N E S S E T H:

WHEREAS, on the date hereof, AmTrust Financial Services, Inc., a Delaware corporation (the “Company”), Parent and Merger Sub have executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and the Company shall continue as the surviving corporation in the Merger as a wholly-owned subsidiary of Parent;

WHEREAS, Parent and Merger Sub have been formed by the Investors solely for the purpose of entering into the Merger Agreement, to complete the Merger and the other transactions contemplated by the Merger Agreement and, in the case of Parent, to hold the Investors’ investment in the Company and its subsidiaries;

WHEREAS, each of the Investors has, on the date hereof, executed a letter agreement (each such letter, as amended or modified from time to time in compliance with this Agreement, a “Commitment Letter”) in favor of Parent in which such Investor has agreed, subject to the terms and conditions set forth therein, to contribute or cause to be contributed a cash equity investment to Parent immediately prior to the consummation of the Merger under the Merger Agreement (the “Closing”), as such contribution may be reduced in accordance with certain terms and conditions set forth herein;

WHEREAS, certain stockholders of the Company (the “Rollover Stockholders”) have, on the date hereof, executed a rollover agreement pursuant to which each Rollover Stockholder has agreed, subject to the terms and conditions set forth therein, to contribute shares of common stock of the Company to Parent immediately prior to the Closing; and

WHEREAS, the Parties wish to agree to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Parties with respect to the Merger Agreement and the Commitment Letters, and the transactions contemplated by each.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, the Parties hereby agree as follows:

1.	Definitions. Certain terms are used in this Agreement as specifically defined herein. Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement.

(a)	“Co-Invest Vehicle” shall mean any co-investment or similar vehicle formed by, and controlled by, an Investor or their respective Affiliates primarily for the purpose of investing in Parent or its Affiliates.

(b)	“Commitments” shall mean (i) with respect to Trident or K-Z LLC, the amount of cash equity set forth in such Investor’s Commitment Letter and (ii) with respect to any other Investor, the amount of cash equity set forth in the equity commitment letter delivered by such Investor to Parent pursuant to Section 18(g).

(c)	“Requisite Investors” shall mean Trident and K-Z LLC acting together in unanimity, and each shall be referred to individually as a “Requisite Investor”; provided, that if Trident or K-Z LLC, as the case may be, is a Withdrawing Investor or a Failing Investor, then Trident (if they are the Continuing Investor or Funding Investor) or K-Z LLC (if they are the Continuing Investor or Funding Investor), as the case may be, shall alone be the Requisite Investors for all purposes of this Agreement.

2.	Investment. The Investors agree to, promptly following the execution of this Agreement and in no event later than the satisfaction or waiver of the conditions set forth in Article VI of the Merger Agreement, negotiate in good faith mutually agreed upon terms and conditions of a partnership agreement and other organizational documents governing their joint ownership of Parent in all material respects consistent with the terms set forth in the Term Sheet attached hereto as Exhibit A and such other documents as are necessary or advisable to consummate the transactions described in the Term Sheet attached hereto as Exhibit A.

3.	Actions Under the Merger Agreement. Subject to Sections 4 and 8(a), the consent of the Requisite Investors shall be required to cause Parent and Merger Sub to take any action or refrain from taking any action, including in order for Parent and Merger Sub to comply with their respective obligations, satisfy their closing conditions or exercise their rights under the Merger Agreement. Such actions shall include:

(a)	determining that the conditions to closing specified in Sections 6.01 and 6.03 of the Merger Agreement (the “Closing Conditions”) have been satisfied;

(b)	waiving compliance with any covenants, agreements or Closing Conditions contained in the Merger Agreement; and

(c)	terminating, amending or modifying the Merger Agreement (including any amendment adverse to Parent, Merger Sub or the Investors).

Neither Parent nor Merger Sub shall, and none of the Investors shall permit Parent or Merger Sub to, take any of the actions contemplated by this Section 3 unless such action has been approved in writing in advance by the Requisite Investors.

4.	Specified Actions Under the Merger Agreement. Notwithstanding anything to the contrary in Section 3:

(a)	Trident may individually and in its sole discretion, without the consent of K-Z LLC:

(i)	cause Parent and Merger Sub to terminate the Merger Agreement pursuant to Sections 7.01(c)(i), 7.01(c)(iii) or 7.01(c)(iv) thereof and to take any other necessary actions in connection thereto;

(ii)	solely subsequent to the termination of the Merger Agreement, cause Parent and Merger Sub to initiate litigation or other legal action against the Company in connection with a breach or alleged breach of the Merger Agreement and to take any other necessary actions in connection thereto; and

(b)	K-Z LLC may individually and in its sole discretion, without the consent of Trident:

(i)	cause Parent to consent to any action of the Company and the Company Subsidiaries pursuant to Section 5.01 of the Merger Agreement to the extent that such action of the Company and the Company Subsidiaries would not require the consent of Trident subsequent to Closing pursuant to the consent rights set forth in the Term Sheet attached hereto as Exhibit A.

(c)	Either Trident or K-Z LLC may individually and in its sole discretion, without the consent of the other party:

(i)	cause Parent to terminate the Merger Agreement pursuant to Section 7.01(b)(i) thereof in the event that the Merger Agreement has not been terminated prior to the thirtieth (30th) day following the Outside Date; and

(ii)	cause Parent to terminate the Merger Agreement pursuant to Section 7.01(b)(iii) thereof in the event that the Merger Agreement has not been terminated prior to the thirtieth (30th) day following the date of the stockholder meeting of the Company at which the Merger Agreement was voted upon and stockholders failed to approve the Merger Agreement.

5.

Termination of Participation. In the event that (a) the applicable Investor(s) determine(s) that the Closing Conditions are satisfied or validly waived or (b) an award of specific performance to enforce the Investors’ Commitments and the commitments of the Rollover Stockholders is granted pursuant to Section 8.06 of the Merger Agreement, any Requisite Investor (the “Funding Investor”) may terminate the participation in the transaction of any other Investor (the “Failing Investor”) if the Failing Investor does not fulfill its Commitment when required pursuant to such Investor’s Commitment Letter or asserts in writing its unwillingness to fulfill its Commitment when required pursuant to such Investor’s Commitment Letter; provided, that such termination shall not affect the Funding Investor’s rights under this Agreement against such Failing Investor with respect to such failure to fund, including those set forth in Sections 8(a), 10, 14, 15 and 18(i)(iii) hereof. Notwithstanding any provisions hereof to the contrary, the Requisite Investors may replace or cause to be replaced the Failing Investor’s Commitment in their discretion and the Failing Investor shall cooperate in such reasonable arrangements to permit Parent and the other Investors to proceed with the contemplated transaction, and to terminate any liability or obligation of the Failing Investor under this Agreement (other than with respect to breaches of this Agreement by a Failing Investor prior to the date of the completion of such arrangements) and its Commitment Letter. If an Investor becomes a Failing Investor, such Failing Investor thereafter shall no longer be entitled to any approval or consent rights under this Agreement (other than pursuant to Section 18(e) hereof with respect to any amendments or waivers that are adverse to the Failing Investor in a disproportionate or discriminatory manner (as compared to the Funding Investor)).

6.	Debt Financing. If the Requisite Investors determine to pursue any incurrence of indebtedness or issuance of debt securities by Parent, the Company and/or any of the Subsidiaries of the Company to be provided at the Closing, the Investors shall use their respective reasonable best efforts to cause Parent (and/or one or more direct or indirect Subsidiaries of Parent on the date of Closing) to negotiate, enter into and borrow under definitive agreements relating to such debt financing on such terms as the Requisite Investors may approve.

7.	Management Arrangements. The Investors will cause Parent to establish an equity incentive plan on terms and conditions approved by the managers of the general partner of Parent (the “Board”) and will cause Parent to reserve five percent (5%) of the equity securities of Parent on a fully diluted basis as of Closing, with grants determined by the Board.

8.	Commitments.

(a)

Each Investor hereby affirms and agrees that it is bound by the provisions set forth in its Commitment Letter and Back-to-Back Commitment Letter, if applicable, and that Parent shall enforce the provisions of each of the Commitment Letters and Back-to-Back Commitment Letters in accordance with this Agreement and the terms of the Commitment Letters and Back-to-Back Commitment Letters, respectively, but only if either (i) the applicable Investor(s) determine that the conditions to contributing under the Commitment Letters and Back-to-Back Commitment Letters are satisfied or waived, (ii) the conditions to the damages commitments thereunder have been satisfied or (iii) the Company is permitted to enforce, or cause Parent to enforce, the provisions of the Commitment Letters and Back-to-Back Commitment Letters under the specific circumstances and as specifically set forth therein and in the Merger Agreement and does in fact so enforce, or cause Parent to enforce, such provisions. None of the Investors, Parent or Merger Sub shall attempt to enforce, or cause Parent or Merger Sub to enforce, any of the Commitment Letters or Back-to-Back Commitment Letters until the conditions set forth in this Section 8(a) have been satisfied. Subject to the preceding sentence, Parent and Merger Sub shall have no right to enforce any of the Commitment Letters or Back-to-Back Commitment

Letters unless directed to do so by (x) Trident, if enforcing against K-Z LLC, (y) K-Z LLC, if enforcing against Trident or (z) the Requisite Investors, if enforcing against any Investor other than Trident or K-Z LLC, in accordance with this Section 8(a), and no Investor shall have any right to enforce any of the Commitment Letters or Back-to-Back Commitment Letters except as acting through Parent. Notwithstanding anything to the contrary in this Section 8(a), (A) if the Requisite Investors determine that Parent does not require all of the Commitments in order to fulfill its obligations in full under the Merger Agreement and to consummate the Merger, then the Requisite Investors shall (except as otherwise agreed in writing between the Requisite Investors) reduce the Commitments to such extent, with any such reduction to be applied pro rata among the Investors based on the amount of their respective Commitments prior to giving effect to such reduction, or (B) if the Requisite Investors determine that Parent requires additional Commitments in order to fulfill its obligations in full under the Merger Agreement and to consummate the Merger, then the Requisite Investors may agree to increase their Commitments, with any such increase to be applied pro rata among the Investors based on the amount of their respective Commitments prior to giving effect to such increase (except as otherwise agreed in writing between the Requisite Investors).

(b)	Each Investor agrees to cause Parent and the general partner of Parent (including through the voting of its equity interests in the general partner of Parent) to create such classes of limited partnership units and/or other equity interests and to issue and sell or exchange (as the case may be) such classes of limited partnership units and/or other equity interests to the Investors, Rollover Stockholders and other persons as described in Exhibit A.

(c)

Prior to the Closing and for a period of up to six (6) months after Closing, in each case at a price per share equal to no less than the price paid per share at Closing, each of Trident and K-Z LLC may syndicate a portion of their respective Commitments (a “Permitted Equity Syndication”) to other investors through one or more Co-Invest Vehicles and shall, in the event of any such syndication, offer to the other of Trident or K-Z LLC the opportunity to participate in such syndication on a pro rata basis based on such other Party’s respective Commitments; provided, that (i) following such syndication, the aggregate Commitment of Trident will not be less than $400,000,000, (ii) following such syndication, the aggregate Commitment of K-Z LLC will not be less than $200,000,000, (iii) the Commitments of Trident and K-Z LLC will be reduced by any amounts syndicated pursuant to this Section 8(c), (iv) no Permitted Equity Syndication transferee will receive Board designation rights or consent rights unless approved by the Requisite Investors, (v) any Permitted Equity Syndication will be coordinated between and agreed by the Requisite Investors, (vi) each Co-Invest Vehicle shall be controlled by the Investor whose Commitment has been syndicated to such Co-Invest Vehicle unless agreed to by the Requisite Investors, (vii) each Co-Invest Vehicle will be required to enter into the limited partnership agreement of Parent and other applicable organizational documents and (viii) the syndication of Trident’s Commitment will be pro rata between class A limited partnership units issued by Parent and class B limited partnership units issued by Parent based on the number of each such limited partnership units issued, or to be issued, to Trident. Any fees received from investors (other than investment vehicles or separately managed accounts (or holding companies for such accounts) for which Trident or an affiliate of Trident serves as the discretionary manager or advisor (excluding Co-Invest Vehicles)) will be split between Trident and K-Z LLC based on the amount of such Investor’s Commitment that is syndicated.

(d)	If the applicable Investor(s) has/have determined that there is a right of Parent to terminate the Merger Agreement pursuant to the terms of the Merger Agreement and if, notwithstanding such right of Parent to terminate the Merger Agreement, any Investor (such Investor, a “Continuing Investor”) wishes to proceed with the contemplated transaction, the Continuing Investor shall notify the other Investor of such wish in writing. If any Investor (such Investor, a “Withdrawing Investor”) does not wish to proceed with the contemplated transaction, then the Continuing Investor shall have the right to assign the Withdrawing Investor’s participation rights to itself or a third party (provided, that upon such assignment, such third party will be deemed an “Investor” for purposes of this Agreement) and the Withdrawing Investor shall cooperate in such reasonable arrangements to permit Parent and the Continuing Investor to proceed with the contemplated transaction, and to terminate any liability or obligation of the Withdrawing Investor under this Agreement (other than with respect to breaches of this Agreement by a Withdrawing Investor prior to the date of the completion of such arrangements) and, its Commitment Letter.

9.	Rights to Termination Payments. In the event that all or any portion of any termination fee, expense reimbursement or other payment is paid by the Company (including as a result of any obligation by the Company to pay such a fee or make such a payment under the Merger Agreement) to Parent or Merger Sub (such fees and payments, collectively, the “Termination Payment”) then each of Parent or Merger Sub, as applicable, will promptly pay to each of Trident and K-Z LLC, fifty percent (50%) of the Termination Payment. Any Failing Investor or Withdrawing Investor shall not share in any portion of the Termination Payment.

10.	Responsibility for Payments Owed to the Company. In the event that expenses, losses or damages are required to be paid by Parent or Merger Sub to the Company in connection with the transactions contemplated by the Merger Agreement (such fees and payments, collectively, a “Reverse Termination Payment”), then, subject to Section 15, each of Trident and K-Z LLC agrees that it will be responsible for fifty percent (50%) of such Reverse Termination Payment. In the event that Trident or K-Z LLC is required to fund pursuant to its Commitment Letter (including as a result of the Company causing Parent to specifically enforce the damages commitment portion of a Commitment Letter) more than fifty percent (50%) of any Reverse Termination Payment, then the contribution provisions of Section 14 shall apply.

11.	Expenses. Except as otherwise provided in this Agreement, each Investor shall bear its own costs and expenses incurred in connection with the transactions contemplated hereby and by the Merger Agreement, and no Investor shall be liable for costs incurred or other obligations undertaken by any other Investor in connection with the transactions contemplated hereby and by the Merger Agreement; provided, that any insurance regulatory antitrust or other filing fee payable by Parent shall be not be subject to this Section 11 and shall be governed by Section 12 even if the amount of any such filing fee is funded solely by Trident or K-Z LLC.

12.	Parent Expenses. Each of Trident and K-Z LLC agrees that it will be responsible for fifty percent (50%) of any insurance regulatory antitrust or other filing fee payable by Parent.

13.	Regulatory Matters; Defense of Litigation.

(a)	Each Investor shall, and shall cause its Affiliates to, use its reasonable best efforts (i) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI of the Merger Agreement are satisfied and to consummate the transactions contemplated by the Merger Agreement as promptly as practicable and (ii) to make or obtain, as applicable (and to cooperate with the other Parties to make or obtain, as applicable), any consents, approvals, authorizations, waivers, permits, filings and notifications of Governmental Entities (including the SEC) necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

(b)	Unless required as a matter of law, the Investors shall not, and shall not permit any of their respective Representatives to, (i) initiate any communication with any Governmental Entity regarding the transactions contemplated by the Merger Agreement or (ii) make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity (including the SEC in connection with the Schedule 13E-3) with respect to any proposed settlement, consent decree, commitment or remedy or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, without the prior written approval or request of (A) Trident, in the case of K-Z LLC, (B) K-Z LLC, in the case of Trident and (C) the Requisite Investors, in the case of any other Investor (in the case of clauses (A) and (B), such written approval or request not to be unreasonably withheld, conditioned or delayed).

(c)	Each Investor shall promptly (i) notify the other Investors of any regulatory-related communication or request for information received by any such Investor from any Governmental Entity with respect to the transactions contemplated by the Merger Agreement and (ii) permit Trident and K-Z LLC to review the original communication or request.

(d)

Each Investor will use its reasonable best efforts to cooperate with the Company, Parent and Merger Sub in resisting any effort to restrain, enjoin, prohibit or otherwise oppose the transactions contemplated by the Merger Agreement.

Notwithstanding anything to the contrary in this Agreement, with respect to the Required Regulatory Approvals, no Investor shall be obligated to take or refrain from taking, or to agree to it or its Affiliates taking or refraining from taking, any action, or to permitting or suffering to exist any restriction, condition, limitation or requirement which, individually or together with all other such actions, restrictions, conditions, limitations or requirements imposed by with respect to the Required Regulatory Approvals would or would reasonably be expected to result in a Burdensome Condition.

14.	Contribution With Respect to Commitment Letters. None of the Investors shall take any action to terminate or amend any of the Commitment Letters without the prior written consent of the Requisite Investors. Each of the Investors shall cooperate in defending any claim with respect to which the Investors are or any of them is, or is alleged to be, liable to make payments under the Commitment Letters. Subject to Section 15, each Investor agrees to contribute to the amount paid or payable by the other Investors in respect of the damages commitment provisions of any Commitment Letters or payments made pursuant to Section 12 so that each of Trident and K-Z LLC will have paid an amount equal to fifty percent (50%) of the aggregate amount paid with respect thereto.

15.

Indemnification. In the event that any Investor breaches its obligations under its Commitment Letter or this Agreement or refuses to provide a consent or approval under this Agreement that is necessary to cause or permit Parent to take an action that is required by the terms of the Merger Agreement or, without the consent of the Requisite Investors, causes Parent to either take an action or fail to take an action which, in either case, gives rise to a breach of the terms of the Merger Agreement and in any such case such breach or refusal results in (a) the termination of the Merger Agreement and such termination of the Merger Agreement has given rise to an obligation to pay a Reverse Termination Payment or to other expenses, losses or damages by any other Investor or (b) other expenses, losses or damages determined by a final, non-appealable judgment payable to the Company pursuant to the Merger Agreement (such breaching Investor, an “Indemnifying Investor”), the Indemnifying Investor shall indemnify and hold harmless each other Investor that is not an Indemnifying Investor from and against all expenses, losses and damages incurred under each such Investor’s Commitment Letter or other losses or damages and any out-of-pocket costs or expenses attributable to such termination of the Merger Agreement or such other losses or damages, whether suffered pursuant to a Commitment Letter or otherwise, including all of any Investor’s reasonable, documented out-of-pocket costs and expenses (including fees, costs and expenses of outside counsel incurred in connection with the transactions contemplated by this Agreement (the “Indemnifiable Losses”), but in no event shall Indemnifiable Losses include lost profits or punitive damages except to the extent recovered by the Company or any third party. If there is more than one Indemnifying Investor, the obligations of the Indemnifying Investors shall be several and not joint, with each responsible for its pro rata share of the Indemnifiable Losses based on their respective Commitments. For purposes of this Section 15, a Funding Investor shall not be deemed to be in breach of its obligations under its Commitment Letter if (i) the conditions set forth in Section 8(a) have been satisfied and (ii) the Funding Investor certifies in writing to the Failing Investor that it is prepared and willing to contribute or cause to be contributed the cash equity investment under its Commitment Letter but the Funding Investor has not contributed or caused to be contributed the cash equity investment under its Commitment Letter because the Failing Investor has refused to contribute or cause to be contributed the cash equity investment in breach of such Failing Investor’s Commitment Letter.

16.	No Transfers; Pre-Closing Governance and Other Matters.

(a)	Prior to the Closing, without the consent of the Requisite Investors, no Investor shall, directly or indirectly, transfer, or cause to be transferred any equity interests it directly or indirectly holds in Parent, except in each case to any Co-Invest Vehicle in a Permitted Equity Syndication, in each case in connection with an assignment in compliance with Section 8(d).

(b)	Prior to and until the Closing, unless the Requisite Investors otherwise agree, each Requisite Investor will be entitled to nominate one manager to the Board and such Board shall operate on the basis of unanimity and shall require the consent of all managers to take any action. Any Investor whose participation in the transaction has been terminated shall (i) cause any person that it has nominated as a manager to the Board to resign from such position, (ii) sell any equity interests it holds in Parent to such entity for nominal consideration, and (iii) automatically cease to have any control or governance rights, or any decision making authority, with respect to Parent or Merger Sub. The Investors agree that the actions contemplated by Section 4 may be taken without further authorization of the Board.

17.	Transaction Fee. If the Closing occurs, in addition to any other payment or reimbursement contemplated by this Agreement or the Merger Agreement, Parent shall cause the Company to pay to Stone Point Capital LLC a transaction fee in the amount of $15,000,000 million, payable in two installments by wire transfer in immediately available funds to the account or accounts designated by Stone Point Capital LLC in writing: (i) $7,500,000 no later than two (2) Business Days following the Closing Date; and (ii) $7,500,000 no later than the one year anniversary of the Closing Date. Stone Point Capital LLC is expressly intended as a third-party beneficiary of this provision of this Agreement.

18.	Miscellaneous.

(a)	Confidentiality; Public Statements.

(i)

Each of the Parties acknowledges that it has had or may have access to certain information provided by or on behalf of the other Parties concerning or relating to the Merger and the other transactions contemplated hereby which is either confidential or proprietary in nature (collectively, the “Confidential Information”). Each Party agrees that it shall, and shall cause its directors, officers, employees, Affiliates and representatives to, maintain the confidentiality of the Confidential Information and refrain from disclosing any Confidential Information to any third person or entity, except (A) as required by law, regulation or legal or regulatory process, (B) its directors, officers, employees, Affiliates, representatives and third-party advisors who need to know such Confidential Information in connection with advising such Party with respect to the Merger and the other transactions contemplated thereby, (C) as disclosed in the ordinary course to partners in funds affiliated with Trident and related co-investors (provided, that such partners and co-investors shall be subject to this Section 18(a) to the same extent as Trident and Trident shall be responsible for any breaches of this Section 18(a) by such partners and co-investors), (D) as authorized by writing by the Requisite Investors or (E) in any proceeding arising from a dispute between the Parties alleging a breach of the terms of this Agreement. In the event that a Party receives a request to disclose all or any part of the Confidential Information from a court or governmental or regulatory authority or agency or is obligated to disclose any portion of the Confidential Information as described in clause (A) of the preceding sentence, it shall, to the extent permitted by law, (x) notify as promptly as possible the Requisite Investors of the existence, terms and circumstances surrounding such obligation, (y) consult with the Requisite Investors on the advisability of taking legally available steps to resist or defend against such obligation or to protect the confidentiality of such Confidential Information following such disclosure, and (z) if disclosure of such Confidential Information shall be required, furnish only that portion of the Confidential Information that such Party is requested or legally compelled to disclose. For purposes of this Agreement, “Confidential Information” shall not include information that is or becomes available to the public generally (including if disclosed by the Company), other than as a result of disclosure by a Party or its directors, officers, employees, Affiliates or representatives in breach of the terms of this Agreement.

(ii)

Except as expressly contemplated by this Agreement, no Party shall issue any press release or otherwise make any public statement (including, in the case of any of the Stockholders, any amendment to any of the Stockholders’ statement on Schedule 13D filed in respect of the Company) with respect to the Merger and the other transactions contemplated hereby involving any other Party without the prior consent of the Requisite Investors unless such press release or public statement is (A) required by law, regulation or legal or regulatory process or (B) in the case of BZ, in the ordinary course of business in his capacity as Chief Executive Officer of the Company. In the event that a Party becomes obligated to issue a press release or otherwise make a public statement as described in clause (A) of the preceding sentence, it shall, to the extent permitted by law, (x) notify as promptly as possible the Requisite Investors of the existence, terms and circumstances surrounding such obligation; (y) to the extent time permits, consult with the Requisite Investors on the content of such press release or other public statement; and (z) if requested to do so, include the name of any of the other Parties in such press release or other public statement only if legally compelled to do so.

(b)	Termination.

(i)	This Agreement shall terminate automatically upon the earlier of (A) consummation of the Merger or (B) the termination of the Merger Agreement in accordance with its terms and the payment of all amounts, if any, owed thereunder.

(ii)	If this Agreement is terminated pursuant to this Section 18(b), subject to the following proviso, such termination shall be without liability or continuing obligation of either Party to the other Party or Parties; provided, however, that (A) the provisions of Sections 4(b)(i), 9, 10, 11, 12, 13(a), 14, 15 and 17 shall survive and apply in accordance with their respective terms, (B) the provisions of Section 18(a) shall survive such termination for a period of twelve (12) months and (C) 18(b), 18(c), 18(d), 18(e), 18(f), 18(g), 18(h), 18(i), 18(j) and 18(k) shall survive the termination of this Agreement, and all other rights and obligations of the Parties under this Agreement shall terminate upon the termination of this Agreement.

(iii)	If within the earlier of (A) twelve (12) months following any termination of this Agreement, (B) the date that Trident becomes a Withdrawing Investor and (C) if K-Z LLC is a Failing Investor or Withdrawing Investor, the date Trident sends written notice to K-Z LLC that it has determined not to replace or cause to be replaced K-Z LLC, any person acquires, commences a tender offer for, or enters into an agreement to acquire, in each case with the agreement, consent or approval of the Stockholders or the board of directors of the Company, (1) twenty percent (20%) or more of the outstanding common stock of the Company or (2) all or substantially all of the assets of the Company (including the equity securities of the Company’s Subsidiaries), then the Stockholders shall, on a joint and several basis, pay to Trident, contingent upon, and within fifteen (15) business days of the consummation of such transaction (whether or not within such twelve (12) month period), an amount determined by BZ in good faith, which amount shall not be less than $10,000,000 and shall not be greater than $30,000,000, and shall be reduced by any funds received by Trident pursuant to Section 9.

(c)

Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given or made as follows: (a) if delivered in person, on the day of such delivery, (b) if by facsimile, on the day on which such facsimile was sent; provided, that receipt is personally confirmed by telephone, (c) if by electronic mail, on the day on which such electronic mail was sent, (d) if by certified or registered mail (return receipt requested), on the fifth

(5th) Business Day after the mailing thereof, or (e) if by reputable overnight delivery service, on the second Business Day after the sending thereof:

if to K-Z LLC or any Stockholder, to it at:

c/o AmTrust Financial Services, Inc. 59 Maiden Lane, 43rd Floor
New York, NY 10038
Attention:	Barry Zyskind
Email:	barry.zyskind@amtrustgroup.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas
New York, New York 10019
Attention:	Ross A. Fieldston
Adam M. Givertz
Facsimile:	(212) 757-3990
Email:	rfieldston@paulweiss.com
agivertz@paulweiss.com

if to Trident, to:

Trident Pine Acquisition LP
c/o Stone Point GP Ltd.
20 Horseneck Lane
Greenwich, CT 06830
Attention:	David Wermuth
Facsimile:	(203) 625-8357
Email:	dwermuth@stonepoint.com

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention:	Todd E. Freed
Jon A. Hlafter
Facsimile:	(212) 735-2000
Email:	todd.freed@skadden.com
jon.hlafter@skadden.com

if to Parent or Merger Sub, to:

Evergreen Parent, L.P. c/o AmTrust Financial Services, Inc. 59 Maiden Lane, 43rd Floor
New York, NY 10038
Attention:	Barry Zyskind
Email:	barry.zyskind@amtrustgroup.com

with copies (which shall not constitute notice) to:

Trident Pine Acquisition LP
c/o Stone Point GP Ltd.
20 Horseneck Lane
Greenwich, CT 06830
Attention:	David Wermuth
Facsimile:	(203) 625-8357
Email:	dwermuth@stonepoint.com

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention:	Todd E. Freed
Jon A. Hlafter
Facsimile:	(212) 735-2000
Email:	todd.freed@skadden.com
jon.hlafter@skadden.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas
New York, New York 10019
Attention:	Ross A. Fieldston
Adam M. Givertz
Facsimile:	(212) 757-3990
Email:	rfieldston@paulweiss.com
agivertz@paulweiss.com

Any notices or correspondence received by Parent or Merger Sub under, in connection with, or related to this Agreement or the Merger Agreement shall be promptly provided to each Party at the address set forth in this Section 18(c), or any other address designated by such Party in writing to Parent.

(d)	Entire Agreement. This Agreement, the Merger Agreement, the Commitment Letters, the limited partnership agreement of Parent and such other agreements as are referenced herein contain the entire understanding of the Parties with respect to the subject matter hereof, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings and communications of the Parties, oral or written, respecting such subject matter, including the Joint Bidding Agreement, dated as of January 9, 2018 made and entered by and among Trident and the Stockholders.

(e)	Amendment; Modification and Waiver. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by each of the Parties against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(f)	Non-Recourse. Each Party agrees, both for itself and its Affiliates, that all claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Parties hereto, and no Person who is not a party to this Agreement, including without limitation any past, present or future director, officer, employee, incorporator, member, manager, partner, equityholder, Affiliate, agent, attorney or representative of any Party (“Non-Party Entities”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of any Party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution, and each Party waives and releases all such liabilities, claims and obligations against any such Non-Party Entities. Non-Party Entities are expressly intended as third-party beneficiaries of this provision of this Agreement.

(g)

Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties. Upon any transfer pursuant to any Permitted Equity Syndication made in accordance with Section 8(d) or as otherwise provided herein, unless otherwise agreed by the Requisite Investors, such transferee shall, upon the consummation of, and as a condition to, such transfer execute and deliver (i) a counterpart to this Agreement pursuant to which such transferee agrees to be bound by the terms of this Agreement and (ii) an equity commitment letter substantially in the form entered into by the Investors, and such transferee shall thereafter be deemed to be an Investor for all purposes hereof and such transferee’s equity commitment letter delivered pursuant to clause (ii) above shall be deemed to be a Commitment Letter for all purposes hereof.

(h)	No Third Party Beneficiaries. Except as provided in Section 17 with respect to Stone Point Capital LLC and Section 18(f) with respect to Non-Party Entities, nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the Parties to this Agreement or their respective spouses, successors or assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

(i)	Applicable Law; Jurisdiction; Specific Performance.

(i)	This Agreement will be governed by Delaware Law without regard to the conflicts of law principles thereof. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware, and the Parties hereby irrevocably submit to the exclusive jurisdiction of such court (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding and agree that service of process in any such action or proceeding shall be effective if given in accordance with Section 18(c) or any other manner permitted by applicable Law.

(ii)	EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 18(i)(ii).

(iii)

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity.

(j)	Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which will be considered one and the same agreement.

(k)	No Partnership. Except as expressly contemplated herein, nothing in this Agreement is intended to, and this Agreement shall not, create a partnership between the Parties and the rights and obligations of the parties in respect of their status as limited partners of Parent shall be governed by the limited partnership agreement of Parent. Accordingly (i) the rights, obligations and duties of each Party in relation to the other Parties with respect to the subject matter of this Agreement shall be only those contractual rights, obligations and duties that are created by the express terms of this Agreement and shall not include any fiduciary or other implied rights, obligations or duties of any kind, (ii) no Party shall be authorized to act on behalf of the other Parties except as otherwise expressly provided by the terms of this Agreement and (iii) no Party shall be obligated to any third party for the obligations or liabilities of the other Party.

(l)	Individual Capacity. Each of the Stockholders is entering into this Agreement solely in its capacity as a stockholder of the Company and not in any other capacity and any action taken by any Stockholder in connection with this Agreement is not being taken on behalf of the Company or its Subsidiaries.

(m)	Severability; Enforcement. Any term or provision of this Agreement that is held invalid or unenforceable in any jurisdiction by a court of competent jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be held unenforceable by a court of competent jurisdiction, such provision shall be interpreted to be only so broad as is enforceable.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

TRIDENT PINE ACQUISITION LP

by	Stone Point GP Ltd., its general partner

by	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Secretary; Vice President

K-Z EVERGREEN, LLC

By:	/s/ Barry D. Zyskind
Name: Barry D. Zyskind
Title: Manager

EVERGREEN PARENT, L.P.
By:	Evergreen Parent GP, LLC
its general partner

By:	/s/ Barry D. Zyskind
Name: Barry D. Zyskind
Title: Manager

EVERGREEN MERGER SUB, INC.

By:	/s/ Barry D. Zyskind
Name: Barry D. Zyskind
Title: Co-President and Co-Secretary

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel